

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

Via E-mail
Ms. Ilona Svinta, President, Controller and Director
NYC Moda, Inc.
547 N Yale Avenue
Villa Park IL 60181

> **Re:** **NYC Moda, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-175483**

Dear Ms. Svinta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed September 9, 2011

Risk Factors, page 9

Risk Associated with Our Business, page 9

1. We note your disclosure on page 9 that you had cash of $8,959 as of July 31, 2011. Please revise to provide an amount that is consistent with the balance of cash disclosed in the July 31, 2011 balance sheet.

2. We note your response to comment seven of our letter dated August 8, 2011 and the statement on page 13 that management "could take the funds…for their own use." With a view to clarifying disclosure, please advise us whether the risk you describe involves potential misappropriation of corporate funds, and tell us what circumstances led you to identify any such risk of misappropriated funds.

3. We reissue comment eight of our letter dated August 8, 2011. Please revise to clarify that you will become a reporting company upon effectiveness of the registration statement, not, as you have disclosed, completion of the offering. The offering will last for up to one year, which would be the completion of the offering. The reporting obligation commences upon effectiveness of the registration statement under Section 15(d) of the Securities Exchange Act. Revise similar disclosure on page 34.

Source and Use of Proceeds, page 16

4. We note your revised disclosure to comment 13 of our letter dated August 8, 2011 and we reissue the comment. Please provide clear disclosure as to whether the proceeds from this offering will be sufficient to commence operating your business. In this regard, we note your disclosure on page 18 that Ms. Svinta agreed to loan the company $20,000 and that such loan may be used to "implement [y]our business plan."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

5. We note your response and your revised disclosure regarding comment 14 of our letter dated August 8, 2011. Please provide clear disclosure throughout the prospectus that Ms. Svinta has no obligation to provide such funding and provide sufficient disclosure regarding your business plan if you do not raise sufficient funds from this offering to implement your business plan and Ms. Svinta does not provide such funding.

6. We note your revised disclosure in response to comment 16 of our letter dated August 8, 2011. Please revise to clarify the estimated costs associated with each milestone. For instance, you state that in the "3rd – 4th month" you will spend $3,000 to buy inventory but then go on to disclose a minimum/maximum value of $1,500 to $12,000. Please clarify.

Results of Operations, page 21

7. Please revise to update the financials presented in this section. In this regard we note you have included financials through July 31, 2011 in your registration statement.

Description of Business, page 24

General

8. We note your revised disclosure regarding your "representatives", "local partners" and "payment centers" in response to comments 19, 21 and 22 of our letter dated August 8, 2011. Please clarify your disclosure. For instance, please advise whether you use these terms and the term "vendors" interchangeably. If so, revise to clarify your disclosure. In addition, we note on page 26 that you "have not had any discussions with such representatives" but on page 27 you disclose that you "do not have [an] agreement with your vendors and overseas and local partners yet" which suggests you know who they are presently. Please reconcile your disclosure and address whether these partners, representatives, vendors and/or payment centers have been identified and if they have not, please revise your disclosure to address such relationships in the future tense rather than present.

Directors, Executive Officers, Promoter and Control Persons, page 29

9. We note your revised disclosure in response to comment 24 of our letter dated August 8, 2011. In particular, we note there is no disclosure regarding the period of time from 2010 to the present. Please revise to account for this apparent gap in employment. In addition, we note that the store was closed and ceased to operate. Please add risk factor disclosure regarding the unsuccessful prior business activities of Ms. Svinta in a similar business and reconcile with the disclosure in this section that Ms. Svinta has "knowledge and experience to keep her business running smoothly." Lastly, as previously requested, please explain Ms. Svinta's role in the business when she is located in Illinois and the business was located in Latvia.

Certain Relationships and Related Transactions, page 31

10. We note your revised disclosure in response to comment 27 of our letter dated August 8, 2011. Please revise to provide all disclosure required by Item 404(d) of Regulation S-K regarding the loan transaction with Ms. Svinta. In this regard, we note the absence of, among other details, the approximate dollar value of the loan and whether interest would be charged.

Report of Independent Registered Public Accounting Firm, page 39

11. Contrary to your response to prior comment 30 in our letter dated August 8, 2011, the audit report has not been revised and still indicates that your location is in Henderson, Nevada. Please revise.

Financial Statements

Notes to Financial Statements, page 45

12. Please revise to include an affirmative statement, if true, that your interim financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Part II

Item 13. Other Expenses of Issuance and Distribution, page 50

13. If the expenses disclosed in this table represent offering costs that will be charged against the costs of the offering, please explain to us why the aggregate amount of the accounting and auditor fees and expenses were considered to be direct and incremental to the offering. Refer to the guidance of SAB Topic 5.A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director